UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                        ASCENT ENTERTAINMENT GROUP, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   043628-10-6
                                 (CUSIP Number)


                     Brian Schorr c/o Triarc Companies, Inc.
                                 280 Park Avenue
                            New York, New York 10017
                            Tel. No.: (212) 451-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                       N/A
                     (Date of Event which Requires Filing of
                                 this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 043628-10-6                                         Page 2 of 15 Pages
          -----------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Ascent Acquisition Group, LLC

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                            7         SOLE VOTING POWER
           NUMBER OF                  0

            SHARES

       BENEFICIALLY OWNED   8         SHARED VOTING POWER
                                      2,876,700
       BY EACH REPORTING

            PERSON          9         SOLE DISPOSITIVE POWER
                                      0

             WITH
                            10        SHARED DISPOSITIVE POWER
                                      2,876,700


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,876,700

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.7%*

14        TYPE OF REPORTING PERSON

          OO

----------
* Based on the Issuer's Quarterly Report on Form 10-Q for the quarter September 30, 1999.

CUSIP NO. 043628-10-6                                         Page 3 of 15 Pages
          -----------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Triarc Companies, Inc.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                            7         SOLE VOTING POWER
           NUMBER OF                  0

            SHARES

       BENEFICIALLY OWNED   8         SHARED VOTING POWER
                                      2,876,700
       BY EACH REPORTING

            PERSON          9         SOLE DISPOSITIVE POWER
                                      0

             WITH
                            10        SHARED DISPOSITIVE POWER
                                      2,876,700


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,876,700

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.7%

14        TYPE OF REPORTING PERSON

          CO, HC

CUSIP NO. 043628-10-6                                         Page 4 of 15 Pages
          -----------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          CP International Management Services Ltd.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bahamas

                            7         SOLE VOTING POWER
           NUMBER OF                  0

            SHARES

       BENEFICIALLY OWNED   8         SHARED VOTING POWER
                                      2,876,700
       BY EACH REPORTING

            PERSON          9         SOLE DISPOSITIVE POWER
                                      0

             WITH
                            10        SHARED DISPOSITIVE POWER
                                      2,876,700


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,876,700

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.7%

14        TYPE OF REPORTING PERSON

          CO

CUSIP NO. 043628-10-6                                         Page 5 of 15 Pages
          -----------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Consolidated Press International Holdings Limited

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          N/A

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bahamas

                            7         SOLE VOTING POWER
           NUMBER OF                  0

            SHARES

       BENEFICIALLY OWNED   8         SHARED VOTING POWER
                                      2,876,700
       BY EACH REPORTING

            PERSON          9         SOLE DISPOSITIVE POWER
                                      0

             WITH
                            10        SHARED DISPOSITIVE POWER
                                      2,876,700


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,876,700

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.7%

14        TYPE OF REPORTING PERSON

          CO, HC

CUSIP NO. 043628-10-6                                         Page 6 of 15 Pages
          -----------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Nelson Peltz

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          N/A

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

                            7         SOLE VOTING POWER
           NUMBER OF                  0

            SHARES

       BENEFICIALLY OWNED   8         SHARED VOTING POWER
                                      2,876,700
       BY EACH REPORTING

            PERSON          9         SOLE DISPOSITIVE POWER
                                      0

             WITH
                            10        SHARED DISPOSITIVE POWER
                                      2,876,700


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,876,700

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.7%

14        TYPE OF REPORTING PERSON

          IN

CUSIP NO. 043628-10-6                                         Page 7 of 15 Pages
          -----------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Peter W. May

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          N/A

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

                            7         SOLE VOTING POWER
           NUMBER OF                  0

            SHARES

       BENEFICIALLY OWNED   8         SHARED VOTING POWER
                                      2,876,700
       BY EACH REPORTING

            PERSON          9         SOLE DISPOSITIVE POWER
                                      0

             WITH
                            10        SHARED DISPOSITIVE POWER
                                      2,876,700


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,876,700

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.7%

14        TYPE OF REPORTING PERSON

          IN

CUSIP NO. 043628-10-6                                         Page 8 of 15 Pages
          -----------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DWG Acquisition Group, L..P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          N/A

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                            7         SOLE VOTING POWER
           NUMBER OF                  0

            SHARES

       BENEFICIALLY OWNED   8         SHARED VOTING POWER
                                      2,876,700
       BY EACH REPORTING

            PERSON          9         SOLE DISPOSITIVE POWER
                                      0

             WITH
                            10        SHARED DISPOSITIVE POWER
                                      2,876,700


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,876,700

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.7%

14        TYPE OF REPORTING PERSON

          PN

                         Amendment No. 3 to Schedule 13D


         This Amendment No. 3 to Schedule 13D is filed by the undersigned to amend Schedule 13D, filed on November 16, 1998, Amendment No. 1 to Schedule 13D, filed on January 14, 1999, and Amendment No. 2 to Schedule 13D, filed on June 29, 1999 ("Amendment No. 2"). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in Amendment No. 2.

Item 2.  Identity and Background.

         Item 2 is hereby amended by addition of the following:

         (a) The additional names of the persons filing this statement are DWG Acquisition Group, L.P. ("DWG"), Nelson Peltz and Peter May (Triarc, CP International, CPIHL, DWG and Messrs. Peltz and May, collectively, the "Reporting Persons"). Messrs. Peltz and May are the general partners of DWG.

         (b) The business address of each of DWG and Messrs. Peltz and May is c/o Triarc, 280 Park Avenue, New York, New York 10017.

         (c) The principal business of DWG is to acquire and hold securities of Triarc. The principal occupation of Mr. Peltz is Chairman and Chief Executive Officer and Director of Triarc. The principal occupation of Mr. May is President and Chief Operating Officer and Director of Triarc.

         (f) DWG is organized under the laws of Delaware. Each of Messrs. Peltz and May are United States Citizens.


Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated in its entirety as follows:

         Group LLC

         (a) Group LLC may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,876,700 shares of Common Stock, which represent 9.7%*/ of the issued and outstanding shares of the class of securities identified in Item 1. Group LLC directly holds all such shares.


--------
* Based on the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.

         (b) Group LLC has shared voting and investment power with DWG, Messrs Peltz and May, Triarc, CP International and CPIHL with respect to the 2,876,700 shares of Common Stock.

         Triarc

         (a) Triarc may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,876,700 shares of Common Stock, which represent 9.7% of the issued and outstanding shares of the class of securities identified in Item 1. All such shares are directly held by Group LLC, of which Triarc is a member.

         (b) Triarc has shared voting and investment power with Group LLC, DWG, Messrs. Peltz and May, CP International and CPIHL with respect to the 2,876,700 shares of Common Stock.

         DWG, Mr. Peltz and Mr. May

         (a) Each of DWG, Mr. Peltz and Mr. May, as the beneficial owners of approximately 30.2%, 34.9% and 33.5%, respectively, of the outstanding voting common stock of Triarc, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,876,700 shares of Common Stock, which represent 9.7% of the issued and outstanding shares of the class of securities identified in Item 1. All such shares are directly held by Group LLC. Each of DWG, Mr. Peltz and Mr. May disclaim beneficial ownership of such shares.

         (b) DWG and Messrs. Peltz and May have shared voting and investment power with Group LLC, Triarc, CP International and CPIHL with respect to the 2,876,700 shares of Common Stock.

         CP International and CPIHL

         (a) Each of CP International and CPIHL may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,876,700 shares of Common Stock, which represent 9.7% of the issued and outstanding shares of the class of securities identified in Item 1. All such shares are directly held by Group LLC, of which CP International is a member.

         (b) CP International and CPIHL have shared voting and investment power with Group LLC, DWG, Messrs. Peltz and May and Triarc with respect to the 2,876,700 shares of Common Stock.

         Except as set forth herein, to the best knowledge of Group LLC, Triarc, DWG, Messrs. Peltz and May, CP International and CPIHL, none of the persons named in Item 2(a) beneficially owns any shares of Common Stock of the Issuer.

Item 6. Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended and restated to read in its entirety as follows:

         In order to share the voting and investment power over the shares of Common Stock of the Issuer held by the Reporting Persons, Triarc and CP International formed Group LLC. Each of Triarc and CP International have contributed 1,391,350 shares of Common Stock of the Issuer to the capital of Group LLC. Any decision with respect to the voting or disposition of Common Stock owned by Group LLC requires the approval of both members. Upon the dissolution of Group LLC the shares of Common Stock held by Group LLC shall be equally distributed between Triarc and CP International.


Item 7.  Material to be Filed as Exhibits.

         Exhibit 1. Joint Filing Agreement of the Reporting Persons, dated February 28, 2000.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.


Dated: February 28, 2000

                               Ascent Acquisition Group, LLC


                               By:  /s/ Brian L. Schorr
                                    ----------------------------
                                    Name:   Brian L. Schorr
                                    Title:  Manager


                               Triarc Companies, Inc.


                               By:  /s/ Brian L. Schorr
                                    ----------------------------
                                    Name:   Brian L. Schorr
                                    Title:  Executive Vice President and
                                            General Counsel


                               CP International Management Services Ltd.


                               By:  /s/ Peter G. Beer
                                    ----------------------------
                                    Name:   Peter G. Beer
                                    Title:  Executive and Company Director


                               Consolidated Press International Holdings Limited


                               By:  /s/ Peter G. Beer
                                    ----------------------------
                                    Name:   Peter G. Beer
                                    Title:  Alternative Director to John Cherry
                                            and Secretary


                               DWG Acquisition Group, L.P.


                               By:  /s/ Nelson Peltz
                                    ----------------------------
                                    Name:   Nelson Peltz
                                    Title:  General Partner

                                            /s/ Nelson Peltz
                                            ----------------------------
                                            Nelson Peltz


                                            /s/ Peter May
                                            ----------------------------
                                            Peter May


Exhibits

Exhibit 1 - Joint Filing Agreement

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

         We, the signatories of the statement on Schedule 13D to which this Agreement is attached, do hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated: February 28, 2000

                               Triarc Companies, Inc.


                               By:  /s/ Brian L. Schorr
                                    -------------------------------
                                    Name:   Brian L. Schorr
                                    Title:  Executive Vice President and
                                            General Counsel


                               CP International Management Services Ltd.


                               By:  /s/ Peter G. Beer
                                    -------------------------------
                                    Name:   Peter G. Beer
                                    Title:  Executive and Company Director


                               Consolidated Press International Holdings Limited


                               By:  /s/ Peter G. Beer
                                    -------------------------------
                                    Name:   Peter G. Beer
                                    Title:  Alternative Director to John Cherry
                                            and Secretary


                               DWG Acquisition Group, L.P.


                               By:  /s/ Nelson Peltz
                                    -------------------------------
                                    Name:   Nelson Peltz
                                    Title:  General Partner


                                    /s/ Nelson Peltz
                                    -------------------------------
                                    Nelson Peltz


                                    /s/ Peter May
                                    -------------------------------
                                    Peter May

                               Ascent Acquisition Group, LLC


                               By:  /s/ Brian L. Schorr
                                    -------------------------------
                                    Name:   Brian L. Schorr
                                    Title:  Manager